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Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125


February 6, 2008

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:   Mueller Industries, Inc.
      Form 10-K for the Fiscal Year Ended December 30, 2006
      Definitive Proxy Statement on Schedule 14A Filed March 27, 2007 Form 10-Q for the Fiscal Quarter Ended March 31, 2007
      Form 10-Q for the Fiscal Quarter Ended June 30, 2007
      Form 10-Q for the Fiscal Quarter Ended September 29, 2007
      File No. 001-06770

Dear Mr. Cash:

     We have reviewed your letter dated January 25, 2008. Following are the staff's comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff's comment letter:


Definitive Proxy Statement on Schedule 14A Filed March 27, 2007

Compensation Discussion and Analysis, page 19

1. We note your response to prior comment 7. In future filings, please disclose that the decisions regarding the awards of the various elements of compensation are generally independent of one another and that a decision regarding one element of compensation does not affect decisions regarding other compensation elements.

Company response:

     Your comment is noted and we will include the appropriate disclosure commencing with the Company's 2008 Proxy Statement.


Report of the Compensation Committee on the Board of Directors on Executive Compensation, page 43

2. We note your intended 2008 Proxy Statement disclosure included in your response to prior question 8. Please note that you must also include the names of the compensation committee members below the disclosure. See Item 407(e)(5)(ii) of Regulation S-K.




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Company response:

     Your comment is noted and we will include the names of the compensation committee members below the disclosure as was done on page 43 of our March 27, 2007 filing.

     If you have further questions or require additional information, you may contact me by telephone at (901)753-3208 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Kent A. McKee
Kent A. McKee
Executive Vice President and
Chief Financial Officer









































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